

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 4, 2018

James Daniel Westcott
President and Chief Financial Officer
Legacy Reserves Inc.
303 W. Wall St., Suite 1800
Midland, Texas 79701

> **Re:** **Legacy Reserves Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2018**
> **File No. 333-224182**
> **Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-33249**

Dear Mr. Westcott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Legacy Reserves, Inc.

Form S-4

Questions and Answers, page 1

What will limited partners receive in the Corporate Reorganization?, page 2

1. Please reconcile the disclosure here that immediately following the Corporate Reorganization, the former unitholders (other than the Partnership, the Partnership GP, members of the Partnership GP and their affiliates) will own approximately

69.2% of the common stock of New Legacy with the disclosure on page 12 which provides that the public stockholders will own 86.55% of New Legacy.

Material U.S. Federal Income Tax Consequences, page 18

2.   We note your disclosure here and under the tax section beginning on page 107 that the receipt of common stock in exchange for units or preferred units pursuant to the merger agreement is generally intended to qualify as an exchange described under Section 351 of the Internal Revenue Code. As such, you further disclose that other than with respect to cash received in lieu of fractional shares, you intend to take the position that U.S. holders will "generally recognize no gain or loss" (or cancellation of indebtedness income) on their receipt of common stock in exchange for units or preferred units. Moreover, you disclose in a risk factor on page 30 and on page 107 that no ruling has been requested with respect to the tax consequences of the merger. Accordingly, please revise to provide an opinion regarding tax matters as these tax consequences appear material to an investor, and revise your disclosure accordingly. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (October 14, 2011), available at www.sec.gov.

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

3.   We note the pro forma adjustment for the acceleration of vesting dates associated with outstanding awards under your long term incentive plan upon consummation of the Corporate Reorganization. Please confirm the amounts disclosed include amounts related to impact of the New Legacy long term incentive plan awards and potential payments to certain executive officers in connection with the Corporate Reorganization as disclosed on page 65.

4.   Please expand your discussion of pro forma adjustments to address the acquisition of the General Partner of Legacy Reserves LP by New Legacy to be completed in connection with the Corporate Reorganization.

5.   Please expand your discussion of pro forma adjustments to account for expected cash payments in lieu of fractional shares to be issued in the conversion of the Preferred Series A and B units into New Legacy common stock.

6.   We note your discussion of pro forma adjustments related to becoming a taxable entity within the statement of operations, which states that the tax benefit using the federal statutory rate would be offset by a full valuation allowance. Please expand your disclosure to provide additional quantitative information to address the pro forma impact of becoming a taxable entity on your balance sheet. Such disclosure should be sufficiently detailed to separately identify your expected deferred tax position and to explain the effects of valuation allowances or historical loss carryforwards on the pro forma adjustments to the balance sheet and statement of operations. Your disclosures should also address the impact of the Tax Cuts and Jobs

Act enacted in December 31, 2017. Refer to Staff Accounting Bulletin No. 118 for further guidance.

Risk Factors, page 28

New Legacy does not expect to pay dividends on its common stock for the foreseeable future, page 45

7.   Please expand the risk factor or include a separate risk factor to clarify that upon the approval of the reorganization and merger agreement, you do not expect to make distributions on the unpaid distributions on the Preferred Units.

The value of shares you receive in connection with the Corporate Reorganization may be diluted, page 45

8.   Please revise to disclose the material terms of the registration rights agreement with the Founding Investors. In this regard, the registration rights agreement filed as Exhibit 4.2 appears to provide that such investors can immediately demand registration of all or part of such investors' registerable securities upon completion of the Corporate Reorganization.

The Special Meeting, page 49

Proposal 1 – Approval of the Merger Agreement and New Legacy Merger, page 49

9.   Please clarify your disclosure here and throughout that a unitholder's approval of the merger agreement is an approval of the reorganization of your business from a master limited partnership to a corporation.

The Corporate Reorganization, page 54

Background of the Corporate Reorganization, page 54

10.   You disclose that after attempts to raise additional third-party capital did not succeed, the Partnership and Kirkland evaluated alternatives to reorganize the Partnership that did not involve additional investments, and in October and November 2017 explored "structuring alternatives" to reorganize the Partnership that ultimately became the Corporate Reorganization. Please elaborate on the alternatives considered, and explain why you decided on the ultimate form of the Corporate Reorganization and/or why it was favored over the various alternatives considered.

11.   We note that the Conflicts Committee hired Evercore as a financial advisor to evaluate and advise you regarding the implications of the potential reorganization. Given that you retained this advisor, please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any outside party. Please provide us your analysis as to whether such opinions are materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose

information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.

Comparison of the Rights of Stockholders and Unitholders, page 75

12.   We note your disclosure regarding the comparison of the material rights of unitholders governed by the Partnership Agreement and the Delaware LP Act and those of stockholders that will be governed by the DGCL and New Legacy's amended and restated certificate of incorporation and bylaws. Please provide an analysis with respect to why you are not required to present as separate proposals each provision of New Legacy's amended and restated certificate of incorporation and bylaws that differ in material respects from the Partnership Agreement. For example, we note various provisions of New Legacy's amended and restated certificate and bylaws that appear to substantively affect shareholder rights which are not contained in the Partnership Agreement, including:

- a classified board of directors;
- exclusive forum; and
- supermajority voting provisions, to amend, alter, repeal or rescind: the certificate of incorporation or bylaws; provisions providing for a classified board of directors; and the provisions regarding resignation and the removal of directors.

Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally, available on our website.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Partnership, page 112

Capital Resources and Liquidity, page 121

13.   We note that you expect to fund your planned 2018 capital expenditures of approximately $225 million with cash on hand and cash flow from operations. Revise to provide additional detail supporting this statement as it appears that your planned capital expenditures are in excess of your cash at December 31, 2017 and cash flows from operating activities during the fiscal year ended December 31, 2017. For example, address in greater detail the extent to which expected increases in cash flow from operations will fund capital expenditures. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350 regarding liquidity and capital resources.

Business of the Partnership, page 137

Development Activities, page 139

14.   Tell us why the additions in proved undeveloped reserves associated with wells
        drilled during the year, including offset wells, were included as part of the line item
        "additions due to performance" rather than presented under a separate line item such
        as extensions and discoveries.

15.   Expand your disclosure to provide an appropriate explanation for the changes in
        proved undeveloped reserves related to the line item captioned "other." Refer to Item
        1203(b) of Regulation S-K.

16.   Tell us the extent to which any of the proved undeveloped reserves disclosed as of
        December 31, 2017 will not be developed within five years of the initial disclosure of
        these reserves. To the extent there are material amounts of such reserves, expand
        your disclosure to disclose the net quantities and provide an explanation of the
        circumstances that would justify a time period longer than five years. Refer to Item
        1203(d) of Regulation S-K and the answer to Question 131.03 in the Compliance and
        Disclosure Interpretations.

Proved Reserves, page 141

17.   Expand the tabular disclosure of proved developed and proved undeveloped reserves
        to additionally present the net quantities by individual product type of oil, natural gas
        liquids and natural gas. Refer to the disclosure requirements under Item 1202(a)(2)
        and 1202(a)(4) of Regulation S-K.

Audited Consolidated Financial Statements of Legacy Reserves LP

Consolidated Statements of Operations, page F-4

18.   Present the pro forma impact of the Corporate Reorganization to reflect adjustments
        for taxes and earnings per share on the face of your historical statements.

Notes to Consolidated Financial Statements

Supplementary Information

Net Proved Oil, NGL and Natural Gas Reserves (Unaudited), page F-34

19.   Refer to the change categories described in FASB ASC 932-235-50-5 and tell us how
        you determined that the changes from drilling and recompletions should be presented
        as revisions (to previous estimates) rather than as extensions and discoveries. Also
        provide us with an explanation for the disclosure of negative reserve changes in 2015
        and 2016 under the line item extensions and discoveries.

<u>Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves (Unaudited), page F-36</u>

20.   Tell us if the costs associated with the abandonment of future proved undeveloped locations have been included as part of the development costs used in the calculation of the standardized measure for the periods ended December 31, 2017, 2016 and 2015, respectively. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

21.   Expand your disclosure to provide the future income tax expense that would have been included in the standardized measure if you were not a pass-through entity for income tax purposes. Such disclosure should be sufficiently detailed for the reader to understand the tax impact on your future pretax net cash flows as it relates to your proved oil and gas reserves as well as your consideration of any tax deductions, credits or allowances as noted in ASC 932-235-50-30(c). Refer to Staff Accounting Bulletin Topic 2.D, Question 4.

<u>Exhibits</u>

22.   We note your disclosure on page 15 regarding who will serve as directors of New Legacy upon consummation of the Corporate Reorganization. Please file all consents required by Securities Act Rule 438.

<u>Legacy Reserves LP</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2017</u>

23.   Please make corresponding changes to your Exchange Act filings, where appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources